                                                                    Exhibit 15.1


We have attempted and have been unable to obtain from Arthur Andersen LLP ("Andersen") an awareness letter for the reissuance of their review report on our condensed consolidated balance sheet as of April 30, 2001 and the related condensed consolidated statements of income for the three month and nine month periods ended April 30, 2001 and the related condensed consolidated statement of cash flows for the nine month period ended April 30, 2001, nor for the reissuance of their review report on our condensed consolidated balance sheets as of July 31, 2001 and October 31, 2001 and the related condensed consolidated statements of income and of cash flows for the three month period ended October 31, 2001. As such, we have included copies of Andersen's prior review reports in the filing and will prominently disclose the fact that the review reports are copies and that they have not been reissued by Andersen.